Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EnLink Midstream, LLC

Commission File No. 001-36336

Date: December 10, 2024

The following is a transcript of a Fireside Chat held at the Wells Fargo Midstream, Energy and Utilities Symposium on December 10, 2024.

ONEOK, Inc.

December 10, 2024

11:00 AM EST

ONEOK, Inc.

December 10, 2024

11:00 AM EST

Michael Blum:	All right. We are going to get started with our next session here. We're very happy to have ONEOK here with us this morning, Walter Hulse, CFO, Sheridan Swords, EVP of Commercial. So thank you both for being here. It's great to see you guys. Again, this one is webcast, so I'll ask for Q&A. Wait for the microphone before asking your question, and feel free to jump in with questions.

Maybe elections are kind of top of mind here for a lot of us. I'd be curious to get your thoughts on how you see the change that's coming here with the administration impacting ONEOK broadly. And then maybe specifically you can comment on the potential new Treasury Secretary's plan to increase U.S. production by 3 million barrel BOE. I assume a lot of that's going to be Permian. Just curious for your thoughts, if you see that actually playing out and just generally how you see this change in administration benefiting ONEOK.

Sheridan Swords:	Well, I would say first, we've always with the administration, all the administrations we've been through -- we're a 116-year-old company, so we have to navigate whatever administration is in place. So we kind of like to say that we pick issues, not sides, as we continue to go forward. But as we continue to look at what we see going forward with the new administration is probably biggest thing is hopefully a better, more straightforward permitting process for the infrastructure that we need in the United States, or not changing over time a little bit. I don't think it's going to get easier, but at least we want to know what's coming ahead of us and how we need to navigate that form. That's what I think the overall industry will tend to see.

One thing about ONEOK and the area that we've been in, we're kind of in the middle part of the United States. We're in a much more friendly area to fossil fuels and to midstream companies. So we knew either way, it wasn't going to be an overall huge impact to ONEOK going forward, whichever administration was going to come in place. But I'm hoping that the permitting process to get different assets in place will be a lot easier to get done.

Michael Blum:	3 million barrels.

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December 10, 2024

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Sheridan Swords:	Oh, and the 3 million barrels, sorry about that. The 3 million barrels. If it does happen, obviously we think a lot of it's going to come out of the Permian. It'll have to come out of other different areas. But the thing I think you've got to look at is the global market has to be ready to absorb those barrels. They just can't go in there and say, hey, produce 3 million more barrels and not have some impact either on price impacted as well.

When we talk to our customers, they are not changing. They haven't said anything about changing their capital allocation or increasing as we get into 2025. They're going to continue to go where they are. And as we've seen a lot of consolidation on the E&P side, you have much more of the big integrated that have much longer plans, and they typically don't change those plans. It just swings in pricing or administration, or thinking they kind of have more of a long-term view on harvesting the resources that they have.

So I think it's going to be fairly steady going forward here as we go forward. I'm not really -- our plan is we're obviously going to see a big increase in drilling in any area. We're going to kind of stay where we are today.

Michael Blum:	Great. So obviously, you've been very active in the M&A front the last couple of years. Magellan, EnLink, Medallion. I guess from our perspective, it seems like a strategic pivot, to some degree. So maybe -- we've been following the company a long time. Historically, I would say ONEOK's been really focused on organic growth. And these are my words, not yours. But I would say that's because you had a huge opportunity set. The returns were better than M&A, and that was always kind of the answer we asked about M&A historically. Again, our view, I think rightfully so, a large portion of compensation was driven by ROIC metrics, which we always thought was a great thing.

So I guess the question is, what changed in the last couple years? And how do you think about -- maybe just speak to that and what was the criteria for M&A here.

Walter Hulse:	Absolutely. Well, I think the criteria is really the most important aspect of it. What we did in 2021 is when Pierce joined the company, we sat down and looked at our company, how we were positioned, the feedback we were getting from investors, what the stock was reacting to. I think at that point in time, it was pretty clear that we were -- our stock price was very correlated to crude. Our earnings were not correlated to crude. We had EBITDA growth every year because we did enjoy fantastic growth opportunities. I think if you think about it, the share growth, given the shale era in that 10-year period was dramatic for crude production, and it needed infrastructure around that.

So we were looking for ways that we might be able to reduce that perception of correlation to crude. As we sat at that point in time, we were 60% of our EBITDA was coming out of the Bakken. We love the Bakken. We wish there were 10 more Bakkens, but there isn't. But if we let things run their course, Bakken EBITDA would have moved to 75% of our overall EBITDA. And so we thought that was going to be pretty difficult to break that perception about this tie to crude prices. So we looked at what we could do to position the company to where that perception might be reduced.

First thing we looked for was a demand pull as opposed to supply push. The vast majority of our business was really reliant on the drill bit. So we were looking for something to be pulling the volume through and the EBITDA associated with that. Clearly Magellan was that. We were looking for a significant amount of EBITDA that was not tied to the Bakken. So there was a geographical aspect to it. And I'm not going to go through all nine criteria, but clearly one of them was to start to reposition ourselves into the Permian.

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December 10, 2024

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When we went then and scoped across all of the companies, we ran about 24 companies across that screen, Magellan jumped out as the clear winner because with Magellan, we had the opportunity for enormous synergies given the way our assets laid over each other. So we had the beauty of -- we were clicking off a bunch of these criteria at the same time we had a very synergistic acquisition.

When we were done with Magellan, we went back and evaluated the criteria. We had nine. We dropped off three. We added five, actually. And when I say we dropped them off, we didn't completely eliminate them, but they were no longer a significant factor. We felt like we have the critical mass. We don't need scale at this point for scale's sake, so that wasn't a real driver. But as we looked at the Permian, we needed GMP. We needed crude to round out so we would have the fully integrated offering out there for producers. Now in the Permian, we've got NGL takeaway, natural gas, GMP, crude gathering and crude takeaway. So we've got the full set of products so we can compete there. So everything that we've gone out and bought we've initiated, and we did it because in a plan, it was what we thought we needed.

We've since gone back and re-evaluated the criteria. We actually expanded that criteria to also include large-scale CapEx so that when we're looking at large-scale CapEx versus a bolt-on acquisition or something, that those are going to be compared. And that really comes back to that return on invested capital. It's still incredibly important to our board. We still are compensated on return on invested capital. But as we look forward, we wanted to be positioned for the next 10 to 15 years going forward. And as much as we love the Bakken, clearly, the Permian is going to be where the new growth is, and we wanted to be positioned to get our fair share of that.

EnLink clearly had other things that we liked in that it gave us a very nice synergistic fit in the Mid-Continent with our GMP business that we had there and EnLink had, and we picked up Louisiana, added to our frack position. If you looked at EnLink, they were four disparate businesses that were not connected at all. They were run regionally. They didn't have any integration amongst them. We connected all those assets. We provided the connection between those assets, and now we can optimize that fit. So that's how we approached it. And as we look forward, we'll kind of use that same criteria-based process.

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December 10, 2024

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Michael Blum:	Thanks. Can you elaborate by what you mean, large-scale CapEx? And how is that different than how you viewed it in the past?

Walter Hulse:	Well, I think we've done some large-scale CapEx over the years. When we built Elk Creek and Arbuckle II, those were each $1.4 billion, $1.5 billion, and relative to our market cap at that point in time, they were a pretty significant scale. As we've done these acquisitions, we see $100 million connections here, $75 million connections there. We don't view those as large scale. I think where six or seven years ago, we might have looked at it as a $200 million processing plant as maybe that would be in large scale. Today, that's probably a little bit more ordinary course of business where we're just fitting the needs of our customers.

So it would be along those lines of $1 billion-plus type of projects that before we would do that, we would want to make sure that it was checking all the boxes from a strategic standpoint and wasn't just a nice project. We don't want to just build projects. We want to build things that are --. Our strategic rationale is that we expand and extend a fantastic asset base, and we try to feed and fill that asset base with volumes so that we can get margin every time we touch that molecule, and we want to touch that molecule as many times as we can.

Michael Blum:	So maybe if we take these acquisitions maybe in chronological order, to some degree. So you've now had Magellan for, I believe, more than a year. Can you talk about synergies, where that stands today, what you've realized so far? And maybe just relative to when you first announced the deal and you laid out those synergy targets, where do you stand on that?

Sheridan Swords:	So I would say on the synergy target, you think about for 2024, we came out and said we would see $175 million of synergy, both commercially and corporately. And in the last earnings call, we said we are going to exceed those synergies. I would say as we look into 2025, we are very excited about what we see in 2025. The synergies that will be coming on in 2025 were the synergies in 2024 that we needed to spend some capital.

Walt already mentioned the Easton acquisition, where we knew we were going to build, have to build -- connect the Belvieu NGLs to the East Houston refined products. We were going to need to build that. Easton came along. We preempted that. We bought Easton instead. It accelerated that synergy, so we're moving it more into 2025.

But then Easton, a little bit on Easton. Easton then came in and created even more synergies. And one of the things is we haven't even connected the two systems together, but we've increased the throughput on the Easton system by 50%, even though we haven't connected anything yet. So that's even more synergies that we didn't have planned, but I still consider that a synergy because we bought it on the Easton side.

So we have had a lot of -- the range of synergies have continued to grow. And a lot of that has come when we got the two operating companies together and the commercial people together and push it down into the organization and they start looking at different things and how they can put things together. That has really been powerful.

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December 10, 2024

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Another example is we're going to tie in, have a project to tie in the Conway NGL system into the Tulsa refined product system. We got people together looking at it. We're going to do that with 20 miles of pipe. We're going to lay 20 miles of pipe, and we're all going to connect it together by using each one of the system's assets that we have and to repurpose them into the right place. So we'll be able to connect that even more together to continue to be able to do more batching is what we talked about up the system can do it for, as another example.

The other example that we've seen that's been very powerful is I think Magellan had a lot of projects that were being pushed down into the organization. They were going to spend about $100 million a year. That was what their budget was going to be and they were going to stay to that. What we found is there was a lot of projects that were being pushed into the organization that weren't even bubbling up because they never would get capital for them.

And all of these are very good projects. They're just not 100% guaranteed. You may have heard me talk about one is a transmix fractionator, an expansion of a transmix fractionator. A transmix fractionator separates transmix that has unleaded and diesel in it that the pipeline produces when you put the two products together. That one has an 80% return if you just look on the average spread between unleaded and diesel. And that's what it does is capture that spread. If you look at the five-year low, it's a 5% -- it's a 50% return. They didn't want to do it because it wasn't guaranteed and it was a spread play. We do those all day long. Some of those are starting to bubble out, and as the Magellan people get with the ONEOK people and they realize that we'll spend money, we'll do some of these things. It's been very exciting.

Another synergy that we find is just kind of a different mindset, and I'll give you the Denver expansion. That project Magellan had been looking at for a long period of time. I had a refiner sit down with me and tell me, build me this pipeline. Magellan kept looking at it as trying to do it as cheap in capital as they possibly could. We went the opposite way and said, what's the art of the possible here? What could happen? How big could this market be? It's hard to lay pipelines. We're going to lay one pipeline, and we're going to look at how big the market could be and we're going to build that pipeline to be that case.

So that's why we're building a 16-inch pipeline to handle 35,000 barrels a day. A 16-inch pipeline will handle 150,000 barrels a day. But we wanted to make sure we're going to put it in once. We bought an option to make it a little bit bigger. And if things change in that marketplace or continue to grow in that marketplace out of the Denver and Front Range area, that pipeline is going to be a gold mine going forward. We will supply that. If there's rationalization of refineries in that area or anything on that mine, we will be the supply source going into the Denver Airport and to the Front Range.

Those are examples of what we're seeing. And we did not see that going into that, but we've been very excited for what's happening on the Magellan. There's been smaller ones, but those are a couple of examples of what we're seeing.

Michael Blum:	Great. If I move to EnLink and Medallion, I would say when you announced those deals, the market, I think -- and we saw also very clearly that part of the strategy there was to secure volumes to feed your Permian pipes. I think that was pretty evident and obvious to everyone. But I wonder if you can just talk about other benefits or other key assets that you picked up in those transactions, for example, the Louisiana footprint. And then a question I got yesterday, the EnLink pipelines that they were going to convert to CO2, is that still the plan, or would you keep those in gas service? How are you thinking about that?

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December 10, 2024

11:00 AM EST

Sheridan Swords:	What I would say on that -- let's start with the CO2 first to make sure everything is clear on that is that in ONEOK's realm, every project has to stand on a loan and produce a rate of return that's comparable to the other opportunities that we have. We typically have not seen that in CO2. I think EnLink had a unique situation in Louisiana where they were dealing with ExxonMobil, and they were going to just be a middleman. ExxonMobil was going to secure the CO2 off the source, they were going to pay EnLink a fee, and then they were going to dispose of it. And EnLink had a pipeline that was available to do that. Obviously, that project has fallen apart. Exxon Mobil has backed out of it. And really, as we continue to look at that, I don't know if we would have pursued that project or not if it had been under us at that time. It just doesn't have the return that we see on some of our other projects.

We will play a little bit in the CCUS if we need to, if we can get something else. We have had some producers inquire about doing some stuff with us on the CO2 capture or CO2 transportation. If we can use that to leverage into getting more acreage dedication or being able to break the ties in the Permian or different areas that we'll do this for you, but we want more acreage dedication, then it becomes a lot more interesting to us as well. But we have not seen on the CO2 side the returns that we really need to put capital in place.

What we are seeing on the other side, as we talked about EnLink with Louisiana, is I call Louisiana the last mile into the demand. They have a lot of large diameter pipes on the gas side in Louisiana that was originally designed to move gas from offshore. Onshore is what it was. That used to be a 13 Bcf amount of capacity that was needed. 1.3 Bcf is all that's coming off offshore totally. Not just for EnLink, but total. It's only 1.3 Bcf coming from the offshore platforms.

So we have these really big pipes going into the River Corridor where there's a lot of industry growth there. We're seeing a lot of blue ammonia coming on in that area. We're seeing a lot of petrochemical demand in that area. We're seeing other industrial kind of in that River Corridor. We think that's creating a lot of demand in Louisiana, and we're seeing Louisiana in our system as the demand. And now we need to bring the supply to it.

So we'll do like we've done in the other areas. We'll continue to source more supply, bring it into that area and continue to grow. But we like the Louisiana position as well. And obviously, there's some LNG in that area that we'll be able to supply that as well going forward. Other people are doing that as well. But I really see the River Corridor as being a big plus for in that area as well.

Michael Blum:	Maybe just staying on that. EnLink had in Louisiana an NGL system as well, Cajun-Sibon and fractionators and even an export dock. Is there anything you can do there to kind of integrate that more closely into your system or any kind of synergies that could come about from that?

Sheridan Swords:	The first thing you need to realize is the Cajun-Sibon pipeline, which is moving their Y-Grade into that area, is we are tied into it off of Arbuckle. We are already delivering a substantial amount of liquids into that. So yeah, we think there's an optimization really between -- ONEOK has done a really good job, I think, of the Conway to Belvieu, the spread basis and how that is marketed and how we manage that. Now what we're going to have is we're going to have Conway, Belvieu and the River. We'll be able to optimize between those three hubs to be able to put the product in the right spot to be able to capture the highest value.

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December 10, 2024

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Also in Louisiana, we see a lot of demand. We're also seeing the demand on the NGL side for product over there. There's a lot of petrochemical plants coming in. They're going to need more product. This gives us ties into those areas, and I see us continuing to move more product in that direction. So yeah, we're really excited on the NGL side to be able to have Louisiana over there. They do have a little bit of exports. It's not quite -- it's not a world scale, but it's a little bit. They move ships and barges and everything else, so that will be kind of interesting to kind of play around with that as well.

Michael Blum:	Thanks. Can you talk about how you coordinate the commercial development among the different entities that you have now?

Sheridan Swords:	Well, we go back and think about Magellan, obviously we didn't have a crew division and we didn't have a refined products division. So it was a little bit we brought them back over, but we did need to integrate them very much. And what we did is we just put a lot of the commercial people together, assigned teams and said here is -- go figure out what you can do, bring them back to them. We prioritized these projects and then once again made sure we had the right teams, brought operations and construction on board. And so we did a very methodical, systematic approach to be able to do that. What that did is it really made the teams very cohesive. They knew what each person could do. They had a project to go on. They got very excited about this go-forward.

We started looking at Medallion and EnLink. We're doing the same thing. We're getting the commercial teams together. We're sitting down talking about what's the art of the possible, what we want to do. Tell them to go back, list out by working together. We have a team sitting there working together from the commercial side. List out what you think the project is, how much money it's going to cost, how fast it could get to market, and how much it's going to earn. And we went with those three things, and we're going to go back in there and start prioritizing them so we can be very methodical on what we're going to go out.

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December 10, 2024

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I've told the commercial team, I want to try to get 25 projects done instead of trying to work on 100 projects and only getting 25% of each one done. So we're going to be very methodical than not stress our organization on that. Same thing we did with Magellan. It worked very good. And when you have that structure, the commercial team and everybody rallies around that because they know what their expectations are. They know when to serve it. And that continues to build that cohesive team. They've been working with people. They know who they are. And then the ideas keep coming out, and those lists continue to grow on the synergies as well. So we're going to duplicate a lot what we found success with Magellan.

Michael	Blum: Since you mentioned EnLink, you recently made an offer for the remainder of the public stub of EnLink. I'm wondering if you could just maybe talk about the timeline and the progress to -- what are the steps here to get that done?

Walter Hulse:	Sure. Well, we actually filed the S-4 yesterday with the preliminary proxy in it from EnLink. That timing is really up to the SEC at this point. If they choose not to review that, we could be in a position where we could start the process moving forward next week. If they choose to take a full 30 days or even more, we'll have to go at their time frame.

Once they're done, we will set the record date. We've got to give the New York Stock Exchange 10 days' notice before we set the record date. So that's just a defined process. And then we will set the vote out from that, kind of depending where we are in the period. I don't think that we expect a whole lot to happen over the holidays, so we might go a little bit further. But if the SEC works with us, late January, early February we would hope to have the whole thing wrapped up.

Michael Blum:	Okay. Great. Let's come on to, before we run out of time, I do want to talk about capital allocation a little bit. So your leverage is trending sub-3 right now, I guess. Yeah, I'm just trying to think through the priorities at this point. What's your latest thought on dividend growth, buybacks? You kind of talked about you're still -- it sounds like M&A is still potentially in the mix. So how do we think about prioritizing all those different pieces right now?

Walter Hulse:	Sure. Well, our capital allocation hasn't changed. When you say trending sub-3, directionally we're headed that direction, but we're still coming -- we're below 4. We're in the high 3s, headed towards our stated target of around 3.5. We're perfectly fine if that goes through the 3.5, but that seems to be where we think the right place to run the business. The rating agencies probably at this point would be willing to give us a little bit more room than that, closer to 4. So we're getting some good positive comments out of the rating agencies as that deleveraging is taking place.

But the capital allocation hasn't changed. We, with the board, have set four criteria. The absolute first thing we want to do with our CapEx is high return projects -- or with our capital is high return projects. Then there's kind of a balance between making sure that we keep our end debt metrics in place and we continue to have that sustainable growing dividend that we've been able to maintain and never had to cut during the whole COVID situation.

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December 10, 2024

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And then when we've gotten through those, we then look at share buybacks. We've said that we would allocate 75% to 85% of our free cash flow after CapEx to dividends and share buybacks. Clearly, the EnLink-Medallion transaction is give or take 20% accretive to cash flow. So we clearly have more cash flow on the horizon than we did when we made that commitment on the $2 billion, or projection on the $2 billion.

So on a going forward basis, we would expect to have some more flexibility. We don't want to make any commitments around that flexibility until we've seen the debt metrics actually get to where we think they need to be. But clearly, we've seen an accretion on the earnings side. So we've got more room. We wanted to maintain an 85%-ish payout ratio on the dividend. So there may be a little bit more room over time to pick up the dividend pace a little bit. And there will clearly be probably more opportunity to buy stock back.

Unidentified Participant:	Could you discuss an extension of bonus depreciation, what that impact could be for you folks?

Walter Hulse:	I think at this point, it's actually kind of a moot point. Given our size and where we stand, it would have to be a very, very large capital project that would come on between now and 2027 to be in a position, the way the rules set to avoid the AMT. Probably more significantly is if they were to take the alternative minimum tax out of the equation, then our NOL would extend and we wouldn't become a full taxpayer. Right now, we're targeting to get there in 2027. If the AMT was to relieve, that would give us an extension of the utilization of the NOL. But we're going to be in a position, when you look at the three-year backward-looking test at the end of 2026, that we will go into the AMT and be in that 15%-ish for the foreseeable future going forward.

So bonus, unfortunately, isn't going to be at this point, given our size, enough of a factor. It'll be a benefit and a very good positive, but it won't be enough of a factor to, given the current rules, to change the timing on the tax.

Unidentified Participant:	(Inaudible)

Walter Hulse:	I have not heard any adjustment to the AMT come to the fold yet. I think the trade organizations have it on the agenda to bring it up.

Michael Blum:	We can't let this session end without talking about natural gas and data centers. So we'll get to that question now, I guess. I guess just broadly, is there a data center investment opportunity for ONEOK? Has anything changed with EnLink? I think they have started to look at some things in North Texas. And then within that context, maybe you can talk about the sale of the gas pipelines to DTM and what was the rationale there in light of the fact that there could be data center investment opportunities around those assets, or I don't know. I'll let you address that.

Sheridan Swords:	So what I would say about the data centers, and I mentioned it on our last earnings call, that right now we have 23 projects across our natural gas system that are about providing gas to power generation, and 10 of those have mentioned data centers. So we think we're -- the other ones, we think they're going to be there for data centers, but they just haven't specifically mentioned those.

I will say on the DTM sale, those three interstates, there was only five projects working on all three of those interstates. So we still have a large amount of projects still that we're looking at and think we'll have a play a part in the data center buildout for gas, and that we'll be supplying gas through our systems as we continue to go forward, especially with EnLink. Obviously there is a data highway in North Texas that EnLink's assets feel really close to, and they're looking at some issues up there as well, and that continues to progress as all these other projects continue to do.

The big thing I would say on data centers, we're going to get our fair share of the data center load for natural gas on there. But that's a part we're going to play, supplying natural gas to power generation that'll supply it to the data center as well.

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December 10, 2024

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Walter Hulse:	The DT Midstream acquisition of our integrated pipes, I think it's a great asset for them to own. It really fits their system a lot better than it did ours. What we've stated repeatedly is that we have an asset position that we want to expand and extend. And everything's interconnected, and that integrated model is what we pursue. Well, those three interstate pipes were not connected in any form or fashion to the rest of our business. They were a nice -- they're a great little business. They feed some strong utility markets. There may be a little bit of a data center opportunity in one of them that would be funded through a utility. But it doesn't fit our integrated model. And given that they're FERC-regulated pipes, to maintain that rate base, there was going to have to be pretty meaningful capital investment going forward. There could be some modest growth that would go along with it and there also capital.

So we looked at the free cash flow generation on those assets and the fact that they weren't integrated into our system and compared that to other opportunities for capital allocation, and it just was a distraction, really. A very small amount of EBITDA in the context of, $8-plus billion. So we thought that it was better to get them in hands that would really look to grow that opportunity than it would be to kind of be the stepchild within our mix. So we went ahead and found the right owner.

Michael Blum:	Okay. In our last two minutes, maybe we could just quickly get your thoughts on the Bakken right now. Just volume trends, what you're seeing in terms of GOR. Yeah, what the outlook looks like in 2025.

Sheridan Swords:	As we continue to look in 2025, there's still enough rigs out there to modestly grow the crude oil. I know there was a little bit of noise in 2024. We had some wildfire issues that had to shut down some wells. We actually had some maintenance that was going on that kind of knocked some wells down that we see a little dip in the production. But the oil's still there. Rigs are still there to be able to drill.

As we continue to talk to our customers out there, they have a plan how they're going to drill this. We're getting the consolidation up there. We're getting the acreage into actually more efficient drillers as well. And they are going to drill longer laterals. They're going to apply techniques to the new stuff. They're even talking about applying some of it to the old wells as well.

So we like where we are in the position. It's going to be a steady growth. The GORs is going to continue to increase. One thing -- it's a fact that when you drill a well, the GORs will increase in that well through its life cycle. That's what's going to happen. Now, it depends on where it starts. We see a little bit of overall for the base and a little bit of change in GOR. That all depends on where they're drilling, if they're drilling that starts out at a 1-GOR or a 3-GOR. We've seen that. But all of them are going to grow as they continue to go forward.

So we think for a long period of time, we're going to see a good, nice growth of natural gas coming out of the Bakken. And at the right time, we'll put more assets in place if we have to. Currently, we have some running room. We're putting the Elk Creek expansion on. That will give us more running room on the NGLs. We have 1.7 Bcf of throughput going through our system today. We have 1.9 Bcf capacity. So we have some room to be able to grow, if it grows up there, before we have to put another gas plant in as well. So we're very comfortable where we are in the Bakken, and it's going to be our asset and a major port of our business for a long period of time.

Michael Blum:	All right. We are out of time, so thank you both very much for your time. Thank you.

Walter Hulse:	Thank you, Mike.

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This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where To Find It:

In connection with the proposed transaction, ONEOK has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued pursuant to the proposed transaction, which includes a preliminary prospectus of ONEOK and a preliminary proxy statement of EnLink (the “proxy statement/prospectus”). Each of ONEOK and EnLink may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which ONEOK or EnLink may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to EnLink unitholders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by ONEOK and EnLink with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov.  Copies of documents filed with the SEC by ONEOK, including the definitive proxy statement/prospectus (when available) will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by EnLink, including the definitive proxy statement/prospectus (when available) will be available free of charge from EnLink’s website at www.enlink.com under the “Investors” tab.

Participants in the Solicitation:

ONEOK, EnLink and certain of their (or EnLink’s managing member’s) respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 27, 2024, and its revised definitive proxy statement for the 2024 annual meeting of shareholders filed with the SEC on May 1, 2024, and in the definitive proxy statement/prospectus (when available). Information about the directors and executive officers of EnLink’s managing member is available in its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 21, 2024, and in the definitive proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by ONEOK and EnLink will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by ONEOK, including the definitive proxy statement/prospectus (when available) will be available free of charge from ONEOK’s website at www.oneok.com and copies of documents filed with the SEC by EnLink, including the definitive proxy statement/prospectus (when available) will be available free of charge from EnLink’s website at www.enlink.com.

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or EnLink expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “opportunity,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “target,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the expected closing of the proposed transaction and the timing thereof, and descriptions of ONEOK, EnLink and their combined operations after giving effect to the proposed transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK will not be able to successfully integrate EnLink’s business; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings following the proposed transaction may be different from what ONEOK expects; the risk that a condition to closing of the proposed transaction may not be satisfied, that a party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; the possibility that EnLink unitholders may not approve the proposed transaction; the risk of potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; risks related to the occurrence of any other event, change or circumstance that could give rise to the termination of the merger agreement related to the proposed transaction; the risk that changes in ONEOK’s capital structure could have adverse effects on the market value of its securities; risks related to the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on each of the companies’ operating results and business generally; the risk that the proposed transaction could distract ONEOK’s and EnLink’s respective management teams from ongoing business operations or cause either of the companies to incur substantial costs; risks related to the impact of any economic downturn and any substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or EnLink’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the SEC’s website at www.sec.gov, and those detailed in EnLink’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on EnLink’s website at http://www.EnLink.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that ONEOK and EnLink believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, neither ONEOK nor EnLink undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.